Filed by Gafisa S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Construtora Tenda S.A.
Commission File Number: 132-02704

Date: February 5, 2010

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY GAFISA S.A. OR CONSTRUTORA TENDA S.A. RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) OF CONSTRUTORA TENDA S.A. INTO GAFISA S.A.

* * * * *

These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

* * * * *

TABLE OF CONTENTS

Item Number	Description

1.	Joint Notice to shareholders of Gafisa S.A. and Construtora Tenda S.A. regarding withdrawal rights exercised by shareholders of Construtora Tenda S.A..

GAFISA S.A.	CONSTRUTORA TENDA S.A.
Publicly-Held Company	Publicly-Held Company
CNPJ/MF No. 01.545.826/0001-07	CNPJ/MF No. 71.476.527/0001-35
NIRE 35.300.147.952	NIRE 35.300.348.206

NOTICE TO SHAREHOLDERS

The managements of Gafisa S.A. (“Gafisa”) and Construtora Tenda S.A. (“Tenda”), as a result of the merger (incorporaçăo de ações) of all the outstanding shares issued by Tenda into Gafisa approved on December 30, 2009 (“Merger of Shares”), hereby inform their respective shareholders of the following:

Withdrawal Rights

1.
A holder of one common share issued by Tenda exercised his withdrawal right during the period ended on February 3, 2010. The managements of the Companies chose not to exercise their rights under paragraph 3 of article 137 of Law No. 6,404/76.

2.	Payment of the reimbursement amount for the share owned by Tenda’s shareholder who exercised his withdrawal right will be made by Tenda on February, 9, 2010.

3.
Since no shareholder requested a special balance sheet, pursuant to paragraph 1 of article 45 of Law No. 6,404/76, the reimbursement amount will be equivalent to the net worth value of Tenda’s shares on December 31, 2008, i.e. R$2.65 per common share.

Fractional shares

1.	As previously announced, each shareholder of Tenda received 0.205 common share issued by Gafisa for each common share issued by Tenda.

2.
The shares of Gafisa that could not be allocated in whole to each of Tenda’s shareholders will be grouped and sold at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), through an auction, and the proceeds will be proportionally distributed among the owners of such fractional shares.

3.
The amount resulting from the sale of the fractional shares will be deposited within seven business days from receipt of the funds resulting from the auction in the bank accounts indicated by Tenda’s shareholders for the payment of dividends. For those shareholders who have not specified a bank account or have an out-of-date record, the amount corresponding to the sale will remain available at the depositary financial institution: Itaú Corretora de Valores S.A., which will make the payment upon presentation of documents evidencing ownership or identification, as the case may be. The shareholders of Tenda holding stakes deposited at BM&FBOVESPA that resulted in fractional shares will receive the funds resulting from the auction from their custody agents.

Trading

Since Tenda will be delisted from the special corporate governance level of BM&FBOVESPA known as “Novo Mercado”, Tenda’s shares will be traded at BM&FBOVESPA (TEND3) until February 8, 2010. As of February 9, 2010, the current shareholders of Tenda and Gafisa will only hold shares of Gafisa that trade under the ticker GFSA3 in the Novo Mercado.

São Paulo, February 4, 2010

Alceu Duilio Calciolari	Paulo Roberto Cassoli Mazzali
CFO and Investors Relations Officer of Gafisa S.A.	CFO and Investors Relations Officer of Construtora Tenda S.A.

Additional Information and Where to Find It

This document relates to a proposed transaction involving Gafisa S.A. and Construtora Tenda S.A. In connection with the proposed transaction, Gafisa filed with the SEC a registration statement on Form F-4 and registered Gafisa’s common shares to be issued in the proposed transaction. Gafisa intends to continue to file additional relevant materials with the SEC. The registration statement and the related prospectus will contain important information about Gafisa, Tenda, the proposed transaction and related matters. Without prejudice to publication, by the companies, of the information and documents required by corporate legislation and by the regulations of the Comissão de Valores Mobiliários through the Sistema de Informações Periódicas e Eventuais (“IPE”) in the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br) and/or in their respective websites (www.gafisa.com.br or www.tenda.com.br, as the case may be), any and all information made available abroad will be simultaneously made available in Brazil through the IPE. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Gafisa has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Gafisa will be available free of charge from the Investor Relations office of Gafisa S.A., located at Avenida Nações Unidas, 8501, 19th floor, São Paulo, SP, Brazil 05425-070, tel: 011-55-11-3025-9305 and of Tenda, located at Av. Eng. Luis Carlos Berrini, 1.376, 9th floor, Edifiício Torre Nações Unidas, Brooklin Paulista, São Paulo, SP, Brazil 04571-000, tel: 11-3040-6426. SHAREHOLDERS OF TENDA ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.